

Mail Stop 3561

May 8, 2018

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

      Re: EVO Payments, Inc.
               Registration Statement on Form S-1
               Filed April 25, 2018
               File No. 333-224434

Dear Mr. Kelly:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2018 letter.

Summary historical and unaudited pro forma consolidated financial and other data, page 21

1. We note your revisions in response to comment 1. Please revise the footnote explaining your net debt metric to clarify to your investors why this metric does not equal total debt as seen on the face of your balance sheet less the specified amount of cash on hand. With reference to Note 8 to your annual audited financial statements, we note this metric appears to be calculated based on total debt of $884.2 million rather than the $864.5 million seen on your balance sheet.

Business

Expanded into high-growth international markets, page 102

2. We note your disclosure here and on page 112 that you now generate 61% of your revenue from international markets outside the United States and Canada. However, based on the information presented in Note (14) Segment Information on page F-38 it appears that only 40.8% of your revenue was generated from international markets outside the United States and Canada in 2017. Please revise or advise us why you believe no revision is required.

Performance-based cash bonus compensation, page 137

3. You state that payments under the 2017 Bonus Plan were based upon achievement of your 2017 operating budget and that "[p]ayouts were made at 100% of target payout." This statement is unclear considering achievement of your performance goal should result in payout of not less than 100% of Messrs. Tansill's and Wilson's base salary and 200% of Mr. Kelly's base salary, yet the summary compensation table reflects amounts less than that. Please enhance this disclosure to explain how the amounts disclosed in the summary compensation table were determined, consistent with Item 402(o) of Regulation S-K.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products